Item 5 of Form F-3 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934
INTRODUCTION
Canadian Imperial Bank of Commerce (CIBC) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (GAAP). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2005 Report, First Quarter 2005 Report, and 2004 Annual Accountability Report; these documents were submitted to the SEC on May 25, 2005, February 24, 2005 and December 13, 2004, respectively.
When we use the term “CIBC,” “we,” “our,” and “us,” we mean Canadian Imperial Bank of Commerce and its consolidated subsidiaries.

Additional notes to the financial statements (unaudited)
RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
CIBC’s interim consolidated financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if U.S. GAAP were applied in the preparation of the April 30, 2005 interim consolidated financial statements.
     For a full discussion of the relevant accounting differences between Canadian and U.S. GAAP, see Note 27 of the 2004 Annual Accountability Report. This note updates that disclosure for the six-month period ended April 30, 2005.
CONDENSED CONSOLIDATED BALANCE SHEETS

$ millions, as at			April 30, 2005			October 31, 2004(1)

	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest bearing deposits with banks	$1,279	$—	$1,279	$1,374	$111	$1,485
Interest-bearing deposits with banks	10,823	—	10,823	10,829	—	10,829
Securities
Investment	15,572	(15,572)	—	15,517	(15,517)	—
Available for sale	—	15,770	15,770	—	15,426	15,426
Trading	58,524	766	59,290	51,799	2,161	53,960
Securities borrowed or purchased under resale agreements	20,393	—	20,393	18,165	—	18,165
Loans	139,296	12	139,308	137,504	1,359	138,863
Other
Derivative instruments market valuation	21,752	945	22,697	23,710	979	24,689
Customers’ liability under acceptances	5,428	—	5,428	4,778	—	4,778
Land, building and equipment	2,173	—	2,173	2,107	—	2,107
Goodwill	947	—	947	1,055	(73)	982
Other intangible assets	205	7	212	244	7	251
Other assets	11,318	5,445	16,763	11,682	8,253	19,935

	$287,710	$7,373	$295,083	$278,764	$12,706	$291,470

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$196,484	$2,488	$198,972	$190,577	$2,607	$193,184
Other
Derivative instruments market valuation	21,553	1,030	22,583	23,990	1,635	25,625
Acceptances	5,431	—	5,431	4,778	—	4,778
Obligations related to securities sold short	16,230	964	17,194	12,220	2,252	14,472
Obligations related to securities lent or sold under repurchase agreements	14,415	—	14,415	16,790	—	16,790
Non-controlling interests in subsidiaries	1,000	—	1,000	39	953	992
Other liabilities	14,770	2,630	17,400	13,258	5,205	18,463
Subordinated indebtedness	3,915	—	3,915	3,889	—	3,889
Preferred share liabilities	1,052	(1,052)	—	1,043	(1,043)	—
Shareholders’ equity
Preferred shares	2,375	1,052	3,427	1,783	1,043	2,826
Common shares	2,943	(47)	2,896	2,969	(42)	2,927
Contributed surplus	58	—	58	59	—	59
Foreign currency translation adjustments	(296)	296	—	(376)	376	—
Retained earnings	7,780	(92)	7,688	7,745	(275)	7,470
Accumulated other comprehensive income (net of taxes)
Foreign currency translation adjustments	—	(296)	(296)	—	(376)	(376)
Unrealized gains on securities available for sale	—	411	411	—	380	380
Unrealized gains on derivatives designated as hedges	—	44	44	—	46	46
Additional pension obligation	—	(55)	(55)	—	(55)	(55)

	$287,710	$7,373	$295,083	$278,764	$12,706	$291,470

(1)	Certain comparative figures have been reclassified to conform to the presentation used in 2005.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2005	2004(1)
$ millions, except share and per share amounts, for the six months ended	Apr. 30	Apr. 30

Net income as reported	$1,147	$1,093

Net interest income
Preferred share liabilities	28	47
Non-interest income
Derivative instruments and hedging activities	151	(5)
Equity accounting	40	23
Impairment measurement	3	(3)
Other	69	—
Valuation adjustments	(3)	2
Non-interest expenses
Employee future benefits	8	9
Stock-based compensation	—	22
Net change in income taxes due to the above noted items	(75)	(28)

	221	67

Net income based on U.S. GAAP	1,368	1,160
Preferred share dividends and premiums	(84)	(97)

Net income applicable to common shareholders	$1,284	$1,063

Weighted-average basic shares outstanding (thousands)	343,413	359,950
Add: stock options potentially exercisable(2)	4,549	5,089

Weighted-average diluted shares outstanding (thousands)	347,962	365,039

Basic EPS	$3.74	$2.95
Diluted EPS	$3.69	$2.91

(1)	Certain comparative figures have been reclassified to conform to the presentation used in 2005.

(2)	It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as stock appreciation rights.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2005	2004(1)
$ millions, for the six months ended	Apr. 30	Apr. 30

Net income based on U.S. GAAP	$1,368	$1,160

Other comprehensive income, net of tax
Change in foreign currency translation adjustments	80	61
Change in net unrealized gains on securities available for sale	31	(59)
Change in net unrealized gains on derivative instruments designated as hedges	(2)	18

Total other comprehensive income	109	20

Comprehensive income	$1,477	$1,180

(1)	Certain comparative figures have been reclassified to conform to the presentation used in 2005.

Liabilities and equity
Effective November 1, 2004 we retroactively adopted the amendments to the Canadian Institute of Chartered Accountants (CICA) handbook section, “Financial Instruments — Disclosure and Presentation,” for Canadian GAAP purposes. The amended standard requires that preferred shares that are convertible into a variable number of common shares at the option of the holder be presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares be treated as interest expense within the consolidated statements of income rather than as dividends within the consolidated statements of changes in shareholders’ equity. There was no corresponding change to U.S. GAAP, and as a result these preferred shares continue to be reported within the balance sheet as equity and related dividend payments and premiums on redemption on these preferred shares continue to have no impact on U.S. GAAP earnings.
Variable interest entities (VIEs)
Effective November 1, 2004 we adopted the CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities” for the purposes of Canadian GAAP. Upon adoption of this accounting guideline, the Canadian GAAP accounting treatment of VIEs is now harmonized with U.S. GAAP, under Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities.”

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